Exhibit 99.3



                            CERTIFICATE OF AMENDMENT
                                       OF
                            ARTICLES OF INCORPORATION
                                       OF
                                    CASTELLE


The undersigned certify that:

         1. They are the President and Secretary, respectively, of CASTELLE, a California corporation.

         2. Article III of the Articles of Incorporation of this corporation is hereby amended and restated to read in its entirety as follows:

                  "This corporation is authorized to issue two classes of stock to be designated, respectively, "Common Stock" and "Preferred Stock." The total number of shares which the corporation is authorized to issue is twenty-seven million (27,000,000) shares. Twenty-five million (25,000,000) shares will be Common Stock. Two million (2,000,000) shares shall be Preferred Stock. Effective upon the filing of this Certificate of Amendment, each three (3) outstanding shares of Common Stock of the corporation will be combined into and automatically become one (1) outstanding share of Common Stock of the corporation. No fractional share shall be issued in connection with the foregoing reverse stock split; all shares of capital stock so combined that are held by a shareholder will be aggregated subsequent to the foregoing reverse stock split and each fractional share resulting from such aggregation held by a shareholder shall be paid in cash the value of such fractional shares.

                  The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is hereby authorized, to fix or alter the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and the liquidation preferences of any wholly unissued series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series."

         3. The foregoing amendment of Articles of Incorporation has been duly approved by the board of directors.

         4. The foregoing amendment of Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Section 902 of the California Corporations Code. The total number of outstanding shares of the corporation is 4,806,044 shares of Common Stock and no shares of Preferred
Stock. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than 50% of the outstanding shares of Common Stock.
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         We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Dated: ____________, 2002


                                                    Scott C. McDonald, President



                                                    Paul Cheng, Secretary


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